SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO
SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Versus Capital Real Asset Debt Fund

Address of Principal Business Office:

5555 DTC Parkway, Suite 330
Greenwood Village, CO 80111
Telephone Number: (877) 200-1878

Name and address of agent for service of process:

Versus Capital Advisors LLC
5555 DTC Parkway, Suite 330
Greenwood Village, CO 80111

With copies to:

David C. Sullivan
Ropes & Gray LLP
800 Boylston Street
Boston, Massachusetts 02199

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES ☒ NO ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Greenwood Village, State of Colorado, on the 15th day of May, 2020.

Versus Capital Real Asset Debt Fund

By:	/s/ Brian Petersen
Name:	Brian Petersen
Title:	Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)

Attest:	/s/ William R. Fuhs, Jr.
Name: William R. Fuhs, Jr.
Title: Trustee and President